UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, May 5th 2021

GAL Note N°68/2021

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSAS Y MERCADOS ARGENTINOS S.A.

Argentine Stock Exchange

Sarmiento 299

Technical and Negotiable Securities Management

Ref: EDENOR S.A. - Material Fact. -

Designation of Authorities

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”), CUIT N ° 30-65511620-2, with address at Av. Del Libertador 6363, CABA, in order to inform that the Company's Board of Directors at its meeting dated May 5, 2021, unanimously resolved to appoint Messrs. Diego Salaverri and Germán Wetzler Malbrán as Chairman and Vice Chairman of the Board, respectively.

Likewise, in compliance with article 15, Section V, Chapter III, Title II of the Regulations of the National Securities Commission, the Company informs that in the framework of the board meeting indicated above, they have been appointed as members of the Audit Committee Directors Gustavo Jorge Capatti, Carlos Perez Bello, and Santiago Lopez Osornio.

Yours faithfully,

Gabriela L. Chillari

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 17, 2021